c/o Tantech Holdings (Lishui) Co., Ltd. s No. 10 Cen Shan Road, Shuige Industrial Zone s

Lishui City, Zhejiang Province s People’s Republic of China s Phone: +86-578-226-2309

December 22, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Re:	TANTECH HOLDINGS LTD
Registration Statement on Form F-3
Filed December 18, 2020
File No.: 333-251509

Dear Ms. Schwartz:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Tantech Holdings Ltd hereby requests the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-3 to become effective on December 23, 2020, at 4:00 PM Eastern Time, or as soon thereafter as is practicable. This request for acceleration to December 23, 2020 supersedes and replaces in its entirety the previous request for acceleration to December 24, 2020.

Please feel free to direct any questions or comments concerning this request to our U.S. legal counsel, Anthony W. Basch.

Sincerely,

/s/ Wangfeng Yan
Wangfeng Yan
Chief Executive Officer